Nasdaq Regulation

Nasdaq

Will Slattery
Vice President
Listing Qualifications

<u>*By Electronic Mail*</u>

October 4, 2018

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Division of Corporation Finance:

This is to certify that on October 4, 2018 The Nasdaq Stock Market (the "Exchange") received from Arya Sciences Acquisition Corp. (the "Registrant") a copy of the Registrant's application on Form 8-A 12(b) for the registration of the following securities:

Units, each consisting of one Class A ordinary share, $0.0001
par value, and one-half of one redeemable warrant

Class A ordinary shares included as part of the units

Warrants included as part of the units, each whole warrant
exercisable for one Class A ordinary share at an exercise price of
$11.50

We further certify that the securities described above have been approved by the Exchange for listing and registration upon official notice of issuance.

We understand that the Registrant is seeking effectiveness of the Form 8-A 12(b) concurrently with effectiveness of its 1933 Act Registration Statement, and we hereby join in such request.

Sincerely,

William Slattery